SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30176

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

Ocean Retirement Savings Plan
Index

Page
Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Plan Benefits, Year Ended December 31, 2003	3
Notes to Financial Statements, December 31, 2003 and 2002	4
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2003	10
Signature	11
Exhibit Index	12
Consent of Independent Auditors

Note: Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

Note: Plan financial statements have been prepared in accordance with Item 4 under “Required Information” of Annual Report on Form 11-K.

(i)

Report of Independent Registered Public Accounting Firm

The Plan Administrator of and Participants
Ocean Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Ocean Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 1, on January 1, 2004 the Plan was merged into the Devon Energy Corporation Incentive Savings Plan. The merger had no effect on the basis of accounting used to prepare the Plan’s financial statements as of and for the year ended December 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma
June 17, 2004

Ocean Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002
(Amounts in Thousands)

	2003	2002
Assets:
Investments (Notes 2 and 3)	$103,599	$91,668

Accounts receivable:
Dividends declared on Company common stock	—	71
Employer matching contributions	172	146
Employer discretionary contribution	4,606	6,268
Employer contributions	110
Interest income	—	1

	4,888	6,486

Non-interest bearing cash	—	38

Total assets	108,487	98,192

Liabilities:
Due to broker for securities purchased	—	(14)

Net assets available for plan benefits	$108,487	$98,178

See accompanying notes to financial statements.

Ocean Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2003
(Amounts in Thousands)

Investment income:
Dividends	$1,093
Interest	77

Total investment income	1,170
Net appreciation in fair value of investments (Note 3)	17,681

Net plan income	18,851

Contributions:
Participant contributions (includes rollover contributions of $64)	4,384
Employer matching contributions	2,980
Employer discretionary contribution, cash	3,063
Employer discretionary contribution, shares of Company common stock	1,543

Total contributions	11,970

Withdrawals and terminations	(20,505)
Administrative fee	(7)

Net increase in net assets available for plan benefits	10,309
Net assets available for plan benefits, beginning of year	98,178

Net assets available for plan benefits, end of year	$108,487

See accompanying notes to financial statements.

Ocean Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002

1. Plan Purpose and Description

     The Ocean Retirement Savings Plan (formerly the Ocean Energy, Inc. Thrift Plan) (the Plan) is a defined contribution profit sharing and employee stock ownership plan. Effective as of the close of business on December 31, 2000, the Ocean Energy, Inc. Employee Stock Ownership Plan (the OEI ESOP) was merged with and into the Ocean Energy, Inc. Thrift Plan. Effective as of January 1, 2001, the Plan was amended in a number of respects, renamed the Ocean Retirement Savings Plan, and restated. On April 25, 2003, Ocean Energy, Inc. (Ocean) was merged (the Merger) with a subsidiary of Devon Energy Corporation (Devon or the “Company”) and sponsorship of the Plan was transferred to Devon. In connection with the Merger, Ocean was renamed Devon OEI Operating, Inc. and Ocean stockholders received 0.414 shares of common stock of Devon for each share of Ocean common stock they owned as of the date of the Merger. Accordingly, all interests in the Plan relating to Ocean common stock were converted at the effective time of the Merger into interests in Devon common stock, giving effect to the 0.414 exchange ratio. Effective January 1, 2004, the Plan was merged into the Devon Energy Corporation Incentive Savings Plan (Successor Plan). The Merger had no effect on the basis of accounting used to prepare the Plan’s financial statements as of and for the year ended December 31, 2003.

     The Plan is designed to assist employees of Devon OEI Operating Inc. in providing for their retirement, enabling them to share in the Company’s profits, and enabling them to acquire an ownership interest in Devon common stock.

     The Plan incorporates a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan allows an employee to defer the receipt of an integral percentage from 1% to 50% of his or her compensation beginning the first day of the month coincident with or immediately following the completion of one hour of service, not to exceed the annual limit on “Cash or Deferred Contributions” ($12,000 in 2003) imposed by Section 402(g) of the Code. Participants age 50 or older during the year or by the end of the plan year may also elect to make a “catch-up” contribution, subject to certain Internal Revenue Service (IRS) limits ($2,000 in 2003). Such Cash or Deferred Contributions and catch-up contributions are deemed to be contributions by the Company for all purposes. The Company contributes as of each pay period “Employer Matching Contributions” in an amount equal to 100% of the Cash or Deferred Contributions (but not catch-up contributions) made on behalf of such participating employee not in excess of 6% of his or her compensation during such month.

     The Plan provides for an additional optional annual contribution to the Plan by the Company at the discretion of its board of directors (Employer Discretionary Contribution) and, if necessary to satisfy applicable provisions of the Code, an additional contribution on behalf of “nonhighly compensated” participants. As a result of the merger with the OEI ESOP, annual discretionary contributions have been paid through a combination of shares of Company common stock deposited into the ESOP Account within the Plan, cash deposited into an Employer Discretionary Contribution Account in the Plan and cash deposited into other company-sponsored benefit plans. For the year 2003, Devon’s board of directors approved a contribution of 10.5% of employees’ eligible pay (less any Plan forfeitures used to

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

reduce employer contributions) to these various benefit plans. As of December 31, 2003, a receivable in the amount of $4.6 million has been accrued as the Employer Discretionary Contribution for the year 2003. The amount was paid into the participants’ accounts in February 2004.

     At December 31, 2003, participants could elect to have contributions, both Cash or Deferred and Employer Contributions, both matching and discretionary, invested in one or more of the available investment options.

     Each participant’s account is credited with the participant’s contributions, Employer Matching Contribution, Employer Discretionary Contribution and allocations of Plan earnings or losses, net of administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested amount.

     The Plan provides that a participant may elect to receive distributions as in-service withdrawals, hardship withdrawals, and loans as permitted by the Plan requirements.

     Upon termination of employment prior to age sixty-five for reasons other than total and permanent disability or death, a participant is entitled to receive 100% of amounts in his or her Before-Tax Account, After-Tax Account, and Rollover Contribution Account, if any, as of the Benefit Commencement Date. The participant is also entitled to a percentage (the Vested Interest) of the amounts in his or her Employer Discretionary Contribution Account, Employer Matching Contribution Account, and ESOP Account (collectively, the Employer Contribution Accounts) as of the Benefit Commencement Date. The Vested Interest will be determined by years of “Vesting Service” in accordance with the following schedule:

Full Years of
Vesting Service	Vested Interest
Less than 1 year	0%
1 year	34%
2 years	67%
3 years	100%

     One thousand or more hours of service during a calendar year constitutes a year of vesting service for such employee. For terminations prior to age sixty-five due to total and permanent disability, death or a reduction in work force and terminations on or after age sixty-five, a participant is considered fully vested and receives 100% of the balance in his Employer Contribution Accounts.

     Forfeitures of unvested employer matching contribution amounts are applied to reduce the Employer Matching Contribution next coming due and/or pay expenses incident to the administration of the Plan. Forfeitures of unvested ESOP amounts are reallocated to eligible participants, as defined by the Plan. For the year ended December 31, 2003, $7,000 was used to reduce the portion of the Employer

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Discretionary Contribution made in shares of Company common stock deposited into the ESOP account. Forfeitures available were $60,000 and $80,000 at December 31, 2003 and 2002, respectively.

     Although it has not expressed any intent to do so, the Company has the power to terminate the Successor Plan at any time subject to the provisions of ERISA. If the Successor Plan is terminated, a participant will be considered fully vested in the balance of his Employer Contribution Accounts and distribution of all account balances will occur in accordance with the provisions of the Successor Plan.

2. Summary of Significant Accounting Policies

(a)	Accounting Basis

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. Benefits are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(c)	Expenses

All expenses incident to the administration of the Plan and related trust fund (the Trust Fund) may be paid by Devon and, if not paid by Devon, are paid by the Plan. In 2003, Devon elected to pay substantially all of such expenses, although the sponsor, at its option, can discontinue this practice at any time.

(d)	Investments

On each valuation date, as such term is defined in the Plan, securities held by the Plan are valued at fair value based upon published market prices, and the increase or decrease in the fair value of securities held, plus any net income or loss of the Plan, is allocated to the participants’ accounts. Participant loans are valued at the outstanding principal amount of the loan, which approximates fair value. Interest income is accrued as earned. Dividends are recorded on the ex-dividend date. Security transactions are recorded on a trade-date basis and realized and unrealized investment gains and losses are determined separately based on average revalued cost (the weighted average of the fair value of the shares or units held at the beginning of the plan year and the historical cost of the shares or units acquired since the beginning of the plan year). Realized gains and losses reported on withdrawals of securities by participants are based on the difference between fair values of the withdrawn securities at the valuation date and average revalued cost to the participant. Net appreciation in fair value of investments includes realized gains and (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year.

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

3. Investment Programs

     Participants can invest in nine mutual funds, a money market fund, five goal-oriented funds whose underlying investments are in the nine mutual funds, and/or the Company Common Stock Fund. The underlying assets of the Company Common Stock Fund are shares of Devon Energy Corporation common stock and units of Fidelity Institutional Cash Portfolio money market fund as of December 31, 2003. See also Schedule H, Line 4i — Schedule of Assets (Held at End of Year).

     The following individual investments each represented greater than five percent of net assets available for plan benefits as of December 31, 2003 and 2002 (amounts in thousands):

	December 31,
	2003	2002
Devon Energy Corporation common stock*	$36,512	$—
Ocean Energy, Inc. common stock*	—	35,225
Fidelity Magellan Fund	12,752	10,724
Fidelity Equity-Income Fund	8,261	6,745
Fidelity Freedom 2010 Fund	9,586	8,400
Spartan U.S. Equity Index Fund	7,252	6,000
Fidelity Retirement Money Market Portfolio	10,023	8,670

*A portion of the Devon Energy Corporation and Ocean Energy, Inc. common stock is maintained in an ESOP Account that is non-participant directed. See Note 5.

     Devon Energy Stock represented 35% and 38% of investments at December 31, 2003 and 2002, respectively.

     During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows (amounts in thousands):

Year Ended
December 31,
2003
Devon Energy Corporation and Ocean Energy, Inc. common stock	$6,996
Mutual Funds	10,685

Net depreciation in fair value	$17,681

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

4. Risks and Uncertainties

     The Plan provides for investment in mutual funds, a money market fund, goal-oriented funds and a Company common stock fund. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. ESOP Account

     A portion of the shares of common stock in the Company Common Stock Fund is maintained in an ESOP Account. The ESOP Account is non-participant directed and includes the following: amounts transferred to the Plan as a result of the January 1, 2001 merger with the OEI ESOP, portions of the Employer Discretionary Contributions made to the Plan for the years ended December 31, 2003 and 2002, the amounts of forfeitures from other participants’ ESOP Accounts, and dividends attributable to Company common stock in the ESOP Account. Information about the net assets and the components of the changes in net assets relating to the ESOP Account is as follows (amounts in thousands):

	December 31,
	2003	2002
Investment in Company Common Stock Fund	$24,619	$22,206
Accounts receivable:
Employer discretionary contribution	1,543	2,092
Dividends declared on Company common stock	—	41

Net assets available for plan benefits	$26,162	$24,339

Year Ended
December 31, 2003
Net assets available for plan benefits, beginning of year	$24,339
Net appreciation in fair value of assets and other income	4,178
Employer discretionary contribution	1,543
Interfund transfer	2
Withdrawals and terminations	(3,900)

Net assets available for plan benefits, end of year	$26,162

     Each participant shall be entitled to direct the Plan’s trustee as to the manner in which shares of ESOP stock credited to the participant’s ESOP account shall be voted in accordance with the provisions of the Plan’s trust agreement. If a “cash tender offer” or “exchange offer” for shares of ESOP stock is made, a participant shall be entitled to direct ESOP stock allocated to his or her ESOP account under the

Ocean Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

ESOP to be tendered or exchanged by the Plan’s trustee pursuant to such “cash tender offer” or “exchange offer” in accordance with the provision of the Plan’s trust agreement.

6. Federal Income Taxes

     The Plan has been amended several times and was amended and restated effective July 1, 1999 in connection with a Plan merger. Effective as of the close of business on December 31, 2000, the OEI ESOP was merged into the Ocean Energy, Inc. Thrift Plan, with the resulting Plan renamed the Ocean Retirement Savings Plan. The Company received a determination letter dated December 18, 2002 from the IRS approving the qualified status of the Plan as amended and restated, including the merger with the OEI ESOP and resulting Plan, and providing for further amendment of the Plan. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code as of December 31, 2003 and 2002.

7. Related Party Transactions

     Certain Plan investments are mutual fund holdings managed by Fidelity Investments, an affiliate of the Plan trustee. Transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Transactions in Company common stock also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

Ocean Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003
(Amounts in Thousands)

				Current
Identity of issue	Description	Cost		Value
* Fidelity Retirement Money Market Portfolio	Money Market	$10,023		$10,023
* Devon Energy Corporation	Common Stock	17,913		36,512
* Fidelity Magellan Fund	Various equity securities	(a	)	12,752
* Fidelity Equity-Income Fund	Various equity securities	(a	)	8,261
* Fidelity Growth Company Fund	Various equity securities	(a	)	3,216
* Fidelity Diversified International Fund	Various debt and equity securities of foreign entities	(a	)	3,316
* Fidelity Freedom Income Fund	Various equity, fixed income, and money market securities	(a	)	113
* Fidelity Freedom 2000 Fund	Various equity, fixed income, and money market securities	(a	)	249
* Fidelity Freedom 2010 Fund	Various equity and fixed income securities	(a	)	9,586
* Fidelity Freedom 2020 Fund	Various equity and fixed income securities	(a	)	1,368
* Fidelity Freedom 2030 Fund	Various equity and fixed income securities	(a	)	227
* Fidelity Freedom 2040 Fund	Various equity and fixed income securities	(a	)	130
* Spartan U.S. Equity Index Fund	Various domestic common stocks	(a	)	7,252
Franklin Balance Sheet Investment Fund	Various equity and debt securities	(a	)	4,511
PIMCO Total Return Fund	Various debt securities of both domestic and foreign entities	(a	)	3,662
MS Institutional Small Company Growth	Various equity securities of smaller companies	(a	)	924
* Participant Loans	Bearing interest at varying amounts between 4.75% and 11.75%	(a	)	1,497

				$103,599

* Represents a party-in-interest to the Plan.

(a)	Historical cost information has not been provided for participant directed investments.

See accompanying report of independent registered public accounting firm.

Ocean Retirement Savings Plan

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Ocean Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ocean Retirement Savings Plan

By:	/s/ Danny J. Heatly
Danny J. Heatly
Vice President - Accounting

June 24, 2004

Ocean Retirement Savings Plan

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Auditors